APPENDIX A

Client Name	Jurisdiction of Formation/Client Type
Baron ETF Trust	Delaware statutory trust
Baron First Principles ETF	ETF Client
Baron Global Durable Advantage ETF	ETF Client
Baron SMID Cap ETF	ETF Client
Baron Financials ETF	ETF Client
Baron Technology ETF	ETF Client
Baron Emerging Markets Select ETF	ETF Client